UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO

13d-2 (b)

(Amendment No.  )

YXT.COM GROUP HOLDING LIMITED

(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share

(Title of Class of Securities)

988740106*

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

CUSIP number 988740106 has been assigned to the American Depositary Shares (“ADSs”) of the issuer, which are quoted on The Nasdaq Global Market under the symbol “YXT.” Each ADS represents three Class A ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 988740106	13G

1.	Name of Reporting Persons MPC VI L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 10,726,477 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 10,726,477 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,726,477 (2)
10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 6.6% (2)
12.	Type of Reporting Person (See Instructions) PN

(1)

This statement on Schedule 13G is filed by MPC HK VI, MPC VI, MPC VI-A, MPC Management VI, MPC VI GP and Su (each as defined in Item 2(a) below and collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)

Consists of 10,726,477 Class A ordinary shares held indirectly by MPC VI (through MPC HK VI). MPC Management VI and MPC VI GP are the direct and indirect general partners, respectively, of MPC VI and MPC VI-A, and as such, may exercise voting and dispositive power over these shares. Su, a director of MPC VI GP, may be deemed to share voting and dispositive power over these shares.

(3)

This percentage is calculated based on 163,294,773 Class A ordinary shares issued and outstanding as of August 15, 2024 as reported in the Issuer’s prospectus on Form 424(b)(4) (the “Prospectus”) and filed with the Securities and Exchange Commission (“Commission”) on August 16, 2024.

CUSIP No. 988740106	13G

1.	Name of Reporting Persons MPC VI-A L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,161,451 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,161,451 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,161,451 (2)
10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0.7% (3)
12.	Type of Reporting Person (See Instructions) PN

(1)	The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

Consists of 1,161,451 Class A ordinary shares held indirectly by MPC VI-A (through MPC HK VI). MPC Management VI and MPC VI GP are the direct and indirect general partners, respectively, of MPC VI and MPC VI-A, and as such, may exercise voting and dispositive power over these shares. Su, a director of MPC VI GP, may be deemed to share voting and dispositive power over these shares.

(3)

This percentage is calculated based on 163,294,773 Class A ordinary shares issued and outstanding as of August 15, 2024 as reported in the Issuer’s Prospectus and filed with the Commission on August 16, 2024.

CUSIP No. 988740106	13G

1.	Name of Reporting Persons MPC Management VI, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 11,887,928 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 11,887,928 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,887,928 (2)
10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 7.3% (3)
12.	Type of Reporting Person (See Instructions) PN

(1)	The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

Consists of (i) 10,726,477 Class A ordinary shares held indirectly by MPC VI and (ii) 1,161,451 Class A ordinary shares held indirectly by MPC VI-A (in each case through MPC HK VI). MPC Management VI and MPC VI GP are the direct and indirect general partners, respectively, of MPC VI and MPC VI-A, and as such, may exercise voting and dispositive power over these shares. Su, a director of MPC VI GP, may be deemed to share voting and dispositive power over these shares.

(3)

This percentage is calculated based on 163,294,773 Class A ordinary shares issued and outstanding as of August 15, 2024 as reported in the Issuer’s Prospectus and filed with the Commission on August 16, 2024.

CUSIP No. 988740106	13G

1.	Name of Reporting Persons MPC VI GP GP, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 11,887,928 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 11,887,928 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,887,928 (2)
10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 7.3% (3)
12.	Type of Reporting Person (See Instructions) CO

(1)	The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

Consists of (i) 10,726,477 Class A ordinary shares held indirectly by MPC VI and (ii) 1,161,451 Class A ordinary shares held indirectly by MPC VI-A (in each case through MPC HK VI). MPC Management VI and MPC VI GP are the direct and indirect general partners, respectively, of MPC VI and MPC VI-A, and as such, may exercise voting and dispositive power over these shares. Su, a director of MPC VI GP, may be deemed to share voting and dispositive power over these shares.

(3)

This percentage is calculated based on 163,294,773 Class A ordinary shares issued and outstanding as of August 15, 2024 as reported in the Issuer’s Prospectus and filed with the Commission on August 16, 2024.

CUSIP No. 988740106	13G

1.	Name of Reporting Persons MPC VI Hong Kong Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Hong Kong, China

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 11,887,928 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 11,887,928 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,887,928 (2)
10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 7.3% (3)
12.	Type of Reporting Person (See Instructions) CO

(1)	The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

Consists of (i) 10,726,477 Class A ordinary shares held indirectly by MPC VI and (ii) 1,161,451 Class A ordinary shares held indirectly by MPC VI-A (in each case through MPC HK VI). MPC Management VI and MPC VI GP are the direct and indirect general partners, respectively, of MPC VI and MPC VI-A, and as such, may exercise voting and dispositive power over these shares. Su, a director of MPC VI GP, may be deemed to share voting and dispositive power over these shares.

(3)

This percentage is calculated based on 163,294,773 Class A ordinary shares issued and outstanding as of August 15, 2024 as reported in the Issuer’s Prospectus and filed with the Commission on August 16, 2024.

CUSIP No. 988740106	13G

1.	Name of Reporting Persons David Su Tuong Sing
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Republic of Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 11,887,928 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 11,887,928 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,887,928 (2)
10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 7.3% (3)
12.	Type of Reporting Person (See Instructions) IN

(1)	The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

Consists of (i) 10,726,477 Class A ordinary shares held indirectly by MPC VI and (ii) 1,161,451 Class A ordinary shares held indirectly by MPC VI-A (in each case through MPC HK VI). MPC Management VI and MPC VI GP are the direct and indirect general partners, respectively, of MPC VI and MPC VI-A, and as such, may exercise voting and dispositive power over these shares. Su, a director of MPC VI GP, may be deemed to share voting and dispositive power over these shares.

(3)

This percentage is calculated based on 163,294,773 Class A ordinary shares issued and outstanding as of August 15, 2024 as reported in the Issuer’s Prospectus and filed with the Commission on August 16, 2024.

CUSIP No. 988740106	13G

Item 1(a).	Name of Issuer:

YXT.COM GROUP HOLDING LIMITED

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Room 501-502, No. 78 East Jinshan Road

Huqiu District, Suzhou

Jiangsu, 215011, People’s Republic of China

Item 2	Filing Person

(a)-(c) Name of Persons Filing; Address; Citizenship

This Statement is being filed jointly by the Reporting Persons:

(a) Name of Person Filing:

MPC VI L.P. (“MPC VI”)

MPC VI-A L.P. (“MPC VI-A”)

MPC Management VI L.P. (“MPC Management VI”)

MPC VI GP GP, Ltd. (“MPC VI GP”)

MPC VI Hong Kong Limited (“MPC HK VI”)

David Su Tuong Sing (“Su”)

(b) Address of Principal Business Office or, if none, Residence

MPC VI

MPC VI-A

MPC Management VI

MPC VI GP

Maples Corporate Services Limited

PO Box 309

Ugland House

Grand Cayman, KY1-1104

Cayman Islands

MPC HK VI

Su

Flat 2807, 28/F

AIA Central

No. 1 Connaught Road, Central

Hong Kong, China

(c) Citizenship

MPC VI: Cayman Islands

MPC VI-A: Cayman Islands

MPC Management VI: Cayman Islands

MPC VI GP: Cayman Islands

MPC HK VI: Hong Kong

Su: Republic of Singapore

Item 2(d).	Title of Class of Securities:

Class A ordinary shares, par value of $0.0001 per share.

Item 2(e).	CUSIP Number:

CUSIP number 988740106 has been assigned to the ADSs of the Issuer, which are quoted on the Nasdaq Global Market under the symbol “YXT.” Each ADS represents three Class A ordinary shares.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

See Row 9 of the cover page for each Reporting Person and the corresponding footnotes.*

(b)	Percent of class:

See Row 11 of the cover page for each Reporting Person and the corresponding footnotes.*

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

See Row 5 of the cover page for each Reporting Person and the corresponding footnotes.*

(ii)	Shared power to vote or to direct the vote

See Row 6 of the cover page for each Reporting Person and the corresponding footnotes.*

(iii)	Sole power to dispose or to direct the disposition of

See Row 7 of the cover page for each Reporting Person and the corresponding footnotes.*

(iv)	Shared power to dispose or to direct the disposition of

See Row 8 of the cover page for each Reporting Person and the corresponding footnotes.*

*

Except to the extent of his or its pecuniary interest therein, each Reporting Person disclaims beneficial ownership of such ordinary shares, except for the shares, if any, such Reporting Person holds of record.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of the Group.

Not applicable.

Item 10.	Certifications.

Not Applicable.

Material to be Filed as Exhibits.

Exhibit 1 – Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 14, 2024

MPC VI, L.P.

By:	MPC Management VI, L.P.
Its:	General Partner

By:	MPC VI GP GP, Ltd.
Its:	General Partner

By:	/s/ David Su
Name:	David Su
Title:	Director

MPC VI-A, L.P.

By:	MPC Management VI, L.P.
Its:	General Partner

By:	MPC VI GP GP, Ltd.
Its:	General Partner

By:	/s/ David Su
Name:	David Su
Title:	Director

MPC VI HONG KONG LIMITED

By:	/s/ David Su
Name:	David Su
Title:	Director

MPC MANAGEMENT VI, L.P.

By:	MPC VI GP GP, Ltd.
Its:	General Partner

By:	/s/ David Su
Name:	David Su
Title:	Director

MPC VI GP GP, LTD.

By:	/s/ David Su
Name:	David Su
Title:	Director

DAVID SU TUONG SING

/s/ David Su Tuong Sing